T. Rowe Price U.S. Treasury Funds, Inc. U.S. Treasury Money Fund U.S. Treasury Intermediate Fund U.S. Treasury Long-Term Fund

(1) The following disclosure has been added to the funds’ prospectuses under the heading, “Other Securities Backed by the Full Faith and Credit of the U.S. Government.” Such securities are not counted toward the funds’ 80% (or 85%) requirements for U.S. Treasury securities but may be counted toward the funds’ other “full faith and credit” investments.

These also include securities guaranteed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program (TLGP). As part of the Debt Guarantee Program of the TLGP, the FDIC guarantees payment of interest and principal on certain senior unsecured debt issued by eligible financial institutions. The TLGP provides an explicit FDIC guarantee on debt that was issued by these financial institutions before June 30, 2009, provided the debt had a stated maturity of greater than 30 days. The FDIC guarantee expires on the earlier of the maturity of the debt securities or June 30, 2012.

(2) The following disclosure has been added to the Statement of Additional Information to provide for TALF exposure for funds that are eligible to purchase asset-backed securities and commercial mortgage-backed securities:

Term Asset-Backed Securities Loan Facility

Certain funds that may purchase ABS and CMBS may also participate in the Term Asset-Backed Securities Loan Facility (“TALF”), provided by the Federal Reserve Bank of New York (“FRBNY”). The TALF provides eligible borrowers, such as the funds, with non-recourse funding secured by eligible ABS and CMBS owned by the borrower or acquired with the proceeds from the loans. “TALF-eligible securities” include certain ABS and CMBS as determined by the FRBNY, and may change from time to time. TALF loans are considered nonrecourse because, if the fund does not repay the principal and interest on the loans, the FRBNY may generally enforce its rights only against the pledged collateral and not against other assets of the fund.

Under the TALF, a fund is able to borrow from the FRBNY to purchase TALF-eligible securities by pledging such securities as collateral for the loan, paying an up-front haircut amount that usually ranges from 5-15% of the value of the TALF-eligible securities that serve as collateral, and paying an administrative fee to the FRBNY. The terms of TALF loans are generally three or five years depending upon the type of collateral pledged by the fund.

The FRBNY receives interest and principal payments on the collateral, which are applied to repayment of the TALF loan, and any amounts remaining are paid to the fund. The fund remains responsible for any principal loss on a TALF-eligible security purchased by the fund. If, however, the fund determines that the principal loss is in an amount equal to or greater than the fund’s haircut for the related TALF loan, the fund may choose to exercise its rights under the TALF to put such TALF-eligible security back to the FRBNY in complete satisfaction of the fund’s obligations under the related TALF loan. Thus, a fund should not be at risk, except in very limited circumstances, for losses in excess of its haircut because of the non-recourse nature of the TALF loan and the fund’s ability to put back the collateral to cancel the loan.

Borrowing money from the FRBNY under the TALF involves leverage because the fund will reinvest the proceeds from the TALF loan in other assets. Borrowings may amplify the effect on the Fund’s net asset value of any increase or decrease in the value of the security purchased with the borrowings. However, since the TALF loans are non-recourse and the fund may surrender collateral pledged at any time in full satisfaction of its obligation, this may minimize some of the risks of leverage.

While not anticipated, if the periodic interest and principal payments due on a TALF loan exceed the amounts received on the pledged TALF-eligible security, the fund may be required to pay such additional amounts from its other portfolio assets which could cause the fund to sell other holdings at times when it might not otherwise choose to do so. The fund may, however, surrender the collateral and terminate the TALF loan.

Funds may gain exposure to the TALF either by borrowing directly from the FRBNY or by investing in pooled vehicles that participate directly in TALF. Such pooled vehicles may be managed by T. Rowe Price or its affiliates. There will be no additional management fees charged to the investing funds by a pooled vehicle focusing its investments in TALF if it is managed by T. Rowe Price or its affiliates.